Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or other Jurisdiction of Incorporation

GT Equipment Holdings, Inc.	New Hampshire (inactive)

GT Solar China Co., Ltd.	Peoples Republic of China

GT Solar Hong Kong, Limited	Hong Kong

GT Solar Incorporated	Delaware

GT Solar Mauritius, Ltd.	Republic of Mauritius

GT Solar Shanghai Co., Ltd.	Peoples Republic of China

GT Solar Taiwan Co. LTD.	Republic of China